U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . 2.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1(a) NAME OF ISSUER			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION

Colorado Goldfields Inc.			20-0716175	000-51718
1(d)	ADDRESS OF ISSUER	STREET 10920 West Alameda Ave	CITY Lakewood	STATE CO	ZIP CODE 80226	(e) TELEPHONE NO. AREA CODE AND NUMBER 303 984-5324

2(a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD		(b) RELATIONSHIP TO ISSUER	(c) ADDRESS	CITY	STATE	ZIP CODE

C Stephen Guyer			Officer, Director	10920 West Alameda Ave	Lakewood	CO	80226

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	Title of the Class of Securities To Be Sold	(b)	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c)	Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d)	Aggregate Market Value (See instr. 3(d))	(e)	Number of Shares or Other Units Outstanding (See instr. 3(e))	(f)	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g)	Name of Each Securities Exchange (See instr. 3(g))
				Broker-Dealer File Number
Class A Common Stock		Noble Trading, 50 Broad Street, 4th Floor New York, NY 10004			2,997,255		$11,989		422,498,627		10/27/2009		OTCBB

1.	(a)	Name of issuer.	3.	(a)	Title of the class of securities to be sold.

	(b)	Issuer’s IRS Identification Number.		(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Issuer’s SEC file number, if any.		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
	(d)	Issuer’s address, including zip code.		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
	(e)	Issuer’s telephone number, including area code.		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

				(f)	Approximate date on which the securities are to be sold.
2.	(a)	Name of person for whose account the securities are to be sold.		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).

	(c)	Such person’s address, including zip code.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class A Common Stock	7/2/2009	Represents an exempt award under Rule 16b-3 of stock in lieu of cash for accrued compensation in accordance with the Company’s 2008 Employee Stock Compensation plan.	Issuer	5,740,000	7/2/2009	CFO Services

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
C. Stephen Guyer	Class A Common	5/22/2009 — 7/7/2009	1,229,731	5,936.92

Remarks:
Represents an exempt sale of stock under Rule 16b-3 in lieu of cash for accrued compensation in accordance with the Company’s 2008 Employee Stock Compensation plan.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

27 July 2009
Date of Notice
C. Stephen Guyer
(Signature)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)